Synaptogenix, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, New York 10036

April 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Synaptogenix, Inc.
Registration Statement on Form S-1
File No. 333-252822
Request for Acceleration

Dear Mr. Gabor:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Synaptogenix, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-252822), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on April 29, 2021, or as soon thereafter as practicable.

Please call Daniel Bagliebter, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6856 with any comments or questions regarding this matter.

Very truly yours, Synaptogenix, Inc.
By:	/s/ Robert Weinstein
	Name:	Robert Weinstein
	Title:	Chief Financial Officer

cc:	Synaptogenix, Inc.

Alan Tuchman, M.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel A. Bagliebter, Esq.